Exhibit 4.5
THIRD ADDENDUM
CONTRACT FOR THE INVESTMENT AND OPERATION OF A LOGISTICS PARK AND/OR MODERN STORAGE DISTRIBUTION FACILITY
This document constitutes the Third Addendum to the Contract for the Investment and Operation of a Logistics Park and/or Modern Storage Distribution Facility (hereinafter, the "Third Addendum"), entered into by the following parties:
•LIMA AIRPORT PARTNERS S.R.L., with RUC No. 20501577252 and registered address at the Central Building of the "Jorge Chávez" International Airport, located at Av. Elmer Faucett S/N, Callao, recorded in Electronic Entry No. 11250416 of the Lima Registry of Legal Entities; duly represented by its General Manager, Mr. Juan José Salmón Balestra, identified with DNI No. XXXXXXXX, and by its Central Commercial Manager, Mr. Norbert Onkelbach, identified with CE No. XXXXXXXX, according to the powers recorded in the aforementioned entry; hereinafter referred to as "LAP"; and on the other hand;
•PARQUE LOGÍSTICO CALLAO S.R.L., with RUC No. 20607116661 and registered address at Av. Pardo y Aliaga No. 699, Interior 802, San Isidro, recorded in Electronic Entry No. 14593180 of the Lima Registry of Legal Entities; duly represented by its attorneys-in-fact, Ms. Gabriela María Barreto Sayán, identified with DNI No. XXXXXXXX, and Mr. Álvaro Alejandro Chinchayán Cornejo, identified with DNI No. XXXXXXXX, according to the powers recorded in the aforementioned entry; hereinafter referred to as the "OPERATOR."
The Third Addendum, in which LAP and the OPERATOR shall be jointly referred to as the "Parties", and individually, any of them as the "Party", is entered into under the following terms and conditions:
CLAUSE ONE – BACKGROUND
1.1    On January 7, 2021, the Parties executed the Contract for the Investment and Operation of a Logistics Park and/or Modern Storage Distribution Facility (hereinafter, the "Contract"), under which, in exchange for the Consideration, LAP grants the OPERATOR the Area for the development, in Stages, of the "Logistics Park and/or Modern Storage Distribution Facility" Project, assuming the investment for such purpose.
1.2    On July 19, 2021, the Parties signed the First Addendum to the Contract, through which they agreed to modify the validity period of the two phases comprising the COVID-19 PHASE, as set forth in subsections (a) and (b) of Clause 8.1 of the Contract.
1.3    On November 2, 2021, the Parties signed the Second Addendum to the Contract, whereby they agreed to: (i) Extend the First Period of the COVID-19 Phase from Month 1 to Month 12 of the Contract, along with its scope, calculated from the date of its execution; and in doing so, nullify the Second Period of the COVID-19 Phase; (ii) Update the Contract Execution Schedule, including new activities to be carried out by the OPERATOR within the first twelve (12) months of the Contract; and (iii) Modify the terms of Section 14.2 of Clause Fourteen of the Contract regarding the timeframe for obtaining Financing.

1.4    Simultaneously, on July 22, 2021, the OPERATOR sent a communication to LAP, making available the results of the Geotechnical Study conducted by the specialized firm OPPD Asesores & Consultores, issued as part of the initial studies carried out by the OPERATOR during the COVID-19 Phase, in accordance with the provisions of Clause Eight of the Contract (hereinafter, the "Geotechnical Study").
1.5     Subsequently, on November 26, 2021, the OPERATOR sent a communication to LAP, informing it of the results of the Confirmatory Geotechnical Study conducted by the specialized firm hired by the OPERATOR (hereinafter, the "Confirmatory Geotechnical Study").
The Confirmatory Geotechnical Study confirmed the presence of peat—that is, fossilized carbon formed from plant residues, a soil with poor characteristics for building construction—in the southwest area of the Site, covering an approximate section of 24,773.36 m² (hereinafter, the "Affected Area"). The Affected Area comprised the section of land designated for the development of Stage 4 of the Project.
In this context, the Parties began discussions to redefine the scope of the Project, as the characteristics of the material found in the Affected Area prevent the execution of Stage 4 and, consequently, hinder the normal development of the Project under the initially projected construction cost structure, which forms a fundamental part of the Contract’s economic-financial equation.
In light of the foregoing and in accordance with the principles of good faith in contractual performance, the Parties have engaged in negotiations to ensure the feasibility and continued development of the Project, agreeing to reduce the Project's Stages from five to four, which entails making certain modifications to the Contract and its Annexes.
CLAUSE TWO – PURPOSE
2.1     In accordance with the provisions of Section 1.4 above, and within the framework of the negotiations between the Parties, the following is agreed upon in this Addendum:
(i)     Clarify the definition of the Area, identifying a new dimension and location, ensuring that it does not include the Affected Area, along with other relevant definitions;
(ii)     Amend the Technical and Economic Proposal, which contains the Execution Schedule, the applicable economic conditions, the Stages of the Project's development, and the elimination of what was previously designated as Stage 4, among other relevant instruments, reflecting the new economic-financial reality of the Project in this scenario; and
(iii)     Modify the terms of Clause Fourteen of the Contract regarding the obtaining of Financing.
(iv)     Modify certain clauses of the Contract and Annexes, in order to reflect the agreement reached regarding the aforementioned points.
CLAUSE THREE – DEVELOPMENT OF THE ADDENDUM
Through this Third Addendum, the Parties agree to the following:

3.1     Modify the definitions of "Area" and "Execution Schedule" contained in Clause One of the Contract, so that they are established as follows:
"Area
The Area consists of approximately 187,000 m², located at Av. Elmer Faucett S/N – "Cabecera Norte", adjacent to the Airport Platform, with its exact location, as well as its boundaries, access points, and perimeter measurements, detailed in Annex III of this Contract, and whose exact measurements will be specified in the Handover Act for Enabling, after the topographic survey conducted by the OPERATOR, from which LAP will receive a copy.
At the conclusion of the Enabling Works, the OPERATOR shall return to LAP the net Area resulting from its Enabling Works process, which shall be recorded in the Return Certificate upon completion of the Enabling Works.
Subsequently, LAP shall handover to the OPERATOR the portion of the Area corresponding to each of the Project’s Stages, as they are executed, through the signing of the respective Handover Certificates for Construction.
(…)
Execution Schedule
The Execution Schedule is the timetable or calendar prepared by the OPERATOR for the implementation of the Project, which has been approved by LAP, which initial version was submitted by the OPERATOR in its Proposal. This schedule, updated as of January 5, 2022, includes, among other elements, the milestones or timelines for the comprehensive execution of the COVID-19 Phase, the Preliminary Phase, the Construction Phase, as well as the start dates for the Operation Phase.”
3.2     Modify Section 3.3 of Clause Three of the Contract, so that it is established as follows:
"3.3     The OPERATOR and LAP acknowledge that the Project will be executed in Stages. In this regard, they recognize that the determination and/or necessity of not executing the subsequent Stages of the Project may be subject to the OPERATOR determining that: (i) Demand does not reach the levels of occupancy and/or sales, or (ii) It is unable to obtain financing for the development of Stages 2 to 4 of the Project, in accordance with the provisions of Section 14.3 of Clause Fourteen of the Contract (...)"
3.3     Modify Sections 14.1, 14.2, and 14.3 of Clause Fourteen of the Contract, under the following terms:
"14.1     The OPERATOR may obtain Financing for any of the Project Stages, without prejudice to its commitment to invest its own resources to fulfill all Activities committed within the timelines established in the Execution Schedule approved by LAP. For these purposes, the Parties agree to the timelines and procedures established in this Clause.

14.2     For Stage 1, the OPERATOR must obtain Financing no later than June 30, 2023. Any extension must be approved by LAP. Said Financing must cover the total amount required for the execution of Stage 1 of the Project, less the amount of up to US$ 5,500,000.00 (Five million five hundred thousand 00/100 U.S. dollars), which the OPERATOR commits to invest with its own resources.
The OPERATOR must present to LAP the commercial proposal from the entities interested in financing the Project; after which, and until the end of the period specified in the previous paragraph, LAP and the OPERATOR will review the conditions proposed by the financial entity selected by the OPERATOR, as well as any modifications to this Contract, and shall approve those conditions that do not imply a substantial modification of the Contract and/or do not jeopardize or put at risk the position of LAP or the fulfillment of the Obligations assumed by the OPERATOR. The Financing will be confirmed to LAP through the signature of the OPERATOR on the mandate agreement with the selected financial entity or entities.
If the Parties do not reach an agreement by June 30, 2023, or by the expiration of the period or any extensions thereof, and as a result, the selected entity does not provide the Financing for the Project, the Contract will be automatically terminated, unless the OPERATOR informs LAP, within a maximum period of thirty (30) days from the expiration of the Financing period for Stage 1, that it will commit its own resources for the necessary investment to execute Stage 1 of the Project. The termination of the Contract under this provision shall not generate any obligation for either Party, and neither of them shall be required to pay any penalties, damages, or compensation of any kind to the other Party, nor shall any other liability arise from the decision taken.
14.3     It is the responsibility of the OPERATOR to obtain the necessary Financing for the execution of Stages 2, 3, and 4, considering the timelines established in the Execution Schedule and in accordance with the applicable conditions set forth in this Clause. The OPERATOR may also renegotiate the commercial terms of the Financing it has obtained.
If the OPERATOR is unable to obtain Financing for Stages 2, 3, and 4, it may adhere to the procedure established in Section 3.3 of Clause Three of the Contract”.
3.4     Modify Section 26.1.1 of Clause Twenty-Six of the Contract, so that it is established as follows:
"26.1.1 Early Termination of the Contract"
(...)
i) (...)
To carry out the projections for obtaining the Present Value of the Expected Free Cash Flow, the results and information corresponding to the Project from the four (04) years immediately preceding the date of resolution shall be taken into account. In the event that the Early Termination of the Contract occurs within the first six (06) years after its execution, the results and information from all previous years up to the termination date shall be considered. If the Early Termination occurs before the completion of the four Stages of the Project, for the purposes of calculating the Present Value of the Expected Free Cash Flow, it shall be considered as if all four stages had been completed according to the proposal of the OPERATOR.
(...)
ii) (...)
To carry out the projections for obtaining the Present Value of the Expected Free Cash Flow, the results and information corresponding to the Project from the four (04) years immediately preceding the date of resolution shall be taken into account. In the event that the Early Termination of the Contract occurs within the first six (06) years after its execution, the results and information from all previous years up to the termination date shall be considered. If the Early Termination occurs before the completion of the four Stages of the Project, for the purposes of calculating the Present Value of the Expected Free Cash Flow, it shall be considered as if all four stages had been completed according to the proposal of the OPERATOR.”
3.5     Render Annex III of the Contract null and void, replacing it entirely, in content and reference within the Contract, without any exception, with Annex 1 of this Third Addendum, titled "Annex III: Area and Location Plan".
3.6     Render Annex IV of the Contract null and void, replacing it entirely, in content and reference within the Contract, without any exception, with Annex 2 of this Third Addendum, titled "Annex IV: Agreements on Consideration, Term, Amount of Bank Guarantee, and Insurance Amounts."
3.7     Render Annex VIII of the Contract null and void, replacing it entirely, in content and reference within the Contract, without any exception, with Annex 3 of this Third Addendum, titled "Annex VIII: Technical and Economic Proposal".
CLAUSE FOUR – VALITY
The Parties acknowledge that all other terms and conditions of the Contract and its Annexes that have not been expressly modified by this Third Addendum shall remain unchanged, provided they remain consistent with the purposes set forth in Clause Two of this instrument.
CLAUSE FIVE – ANNEXES
The Annexes of this Addendum are as follows:
Annex 1.- Annex III – Area and Location Plan
Annex 2.- Annex IV – Agreements on Consideration, Term, Amount of Bank Guarantee, and Insurance Amounts
Annex 3.- Annex VIII – Technical and Economic Proposal
CLAUSE SIX – DECLARATION OF THE PARTIES

The Parties declare that the Preliminary Phase shall commence on the day following the signing of this document, in accordance with the Execution Schedule.
This Third Addendum is executed by the Parties as a sign of their agreement, on January 7, 2022.

Signatures

LAP
Juan José Salmón Balestra
Norbert Onkelbach

OPERATOR
Gabriela María Barreto Sayán
Álvaro Alejandro Chinchayán Cornejo